

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

November 13, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Timothy J. Gallagher
Chief Financial Officer
66 Field Point Road,
Greenwich, Connecticut 06830

> **Re: Genesee & Wyoming, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **File No. 001-31456**

Dear Mr. Gallagher:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief